FOODNOME, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2017 AND 2016

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Foodnome, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue from commissions derived from payments made on our platform by our diners.

The Company will conduct an equity crowdfund offering during the last quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- NOTES PAYABLE

The Company has convertible notes ("the Notes") payable to a related party. The Notes accrue interest at the rate of 6% per annum. In the event that the Company issues and sells shares of its Preferred Stock in an equity financing, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.

FOODNOME, INC.

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Account	25,150.00
Total Bank Accounts	**$25,150.00**
Total Current Assets	**$25,150.00**
TOTAL ASSETS	**$25,150.00**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Convertible Notes	25,000.00
Total Long-Term Liabilities	**$25,000.00**
Total Liabilities	**$25,000.00**
Equity	
Owner's Investment	150.00
Retained Earnings	0.00
Net Income	0.00
Total Equity	**$150.00**
TOTAL LIABILITIES AND EQUITY	**$25,150.00**

FOODNOME, INC.

CASH FLOW STATEMENT

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$0.00**
FINANCING ACTIVITIES	
Convertible Notes	25,000.00
Owner's Investment	150.00
Net cash provided by financing activities	**$25,150.00**
NET CASH INCREASE FOR PERIOD	**$25,150.00**
CASH AT END OF PERIOD	**$25,150.00**

FOODNOME, INC.

INCOME STATEMENT

January - December 2016

	TOTAL
Income	
Sales	0.00
Total Income	**$0.00**
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	0.00
Bank Charges & Fees	0.00
Contractors	0.00
Office Supplies & Software	0.00
Travel	0.00
Uncategorized Expense	0.00
Total Expenses	**$0.00**
NET OPERATING INCOME	**$0.00**
NET INCOME	**$0.00**

FOODNOME, INC.

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Account	8,440.04
Total Bank Accounts	**$8,440.04**
Total Current Assets	**$8,440.04**
TOTAL ASSETS	**$8,440.04**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Convertible Notes	50,000.00
Total Long-Term Liabilities	**$50,000.00**
Total Liabilities	**$50,000.00**
Equity	
Owner's Investment	150.00
Retained Earnings	0.00
Net Income	-41,709.96
Total Equity	**$ -41,559.96**
TOTAL LIABILITIES AND EQUITY	**$8,440.04**

FOODNOME, INC.

CASH FLOW STATEMENT

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-41,709.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -41,709.96**
FINANCING ACTIVITIES	
Convertible Notes	25,000.00
Net cash provided by financing activities	**$25,000.00**
NET CASH INCREASE FOR PERIOD	**$ -16,709.96**
Cash at beginning of period	25,150.00
CASH AT END OF PERIOD	**$8,440.04**

FOODNOME, INC.

INCOME STATEMENT

January - December 2017

	TOTAL
Income	
Sales	900.00
Total Income	**$900.00**
GROSS PROFIT	**$900.00**
Expenses	
Advertising & Marketing	50.00
Bank Charges & Fees	3.29
Contractors	1,200.00
Office Supplies & Software	3,433.44
Travel	270.40
Uncategorized Expense	37,652.83
Total Expenses	**$42,609.96**
NET OPERATING INCOME	**$ -41,709.96**
NET INCOME	**$ -41,709.96**